Exhibit 99.1

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. The final base shelf prospectus, any applicable shelf prospectus supplement and any amendment to the documents are accessible through SEDAR+. Copies of the documents may be obtained from BofA Securities, Inc. by calling 1-800-294-1322 or by emailing dg.prospectus_requests@bofa.com or from Citigroup Global Markets Inc. by calling 1-800-831-9146 or by emailing prospectus@citi.com.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any applicable shelf prospectus supplement and any amendment to the documents for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

BROOKFIELD FINANCE INC.

US$[●] [●]% NOTES DUE 2036

PRELIMINARY TERM SHEET

August 13, 2025

Issuer:	Brookfield Finance Inc.

Guarantor:	Brookfield Corporation

Guarantee:	The Notes (as defined below) will be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest and certain other amounts by Brookfield Corporation.

Security:	[●]% Senior Unsecured Notes due [●], 2036 (the “Notes”)

Format:	SEC registered

Size:

US$ Benchmark

One or more of the underwriters may sell to affiliates of Brookfield Wealth Solutions Ltd. and/or certain other institutional investors US$[●] aggregate principal amount (if any) of the Notes at the public offering price (for which no underwriting discount or commissions will be paid).

Trade Date:	August 13, 2025

Expected Settlement Date:	August 20, 2025 (T+5)

Maturity Date:	[●], 2036

Coupon:	[●]%

Interest Payment Dates:	[●] and [●], commencing [●], 2026 (long first payment)

Price to Public:	[●]%

Benchmark Treasury:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of National Instrument 44-102 – Shelf Distributions (“NI 44-102”).]

Benchmark Treasury Price & Yield:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of NI 44-102.]

Spread to Benchmark Treasury:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of NI 44-102.]

Yield:	[●]%

Denominations:	Initial denominations of US$2,000 and subsequent multiples of US$1,000

Covenants:	Change of control (put @ 101%) Negative pledge Consolidation, merger, amalgamation and sale of substantially all assets

Optional Redemption Provisions:

Make-Whole Call:	Prior to [●], 2035 (three months prior to maturity), treasury rate plus [●] basis points

Par Call:	At any time on or after [●], 2035 (three months prior to maturity), at 100% of the principal amount of the Notes to be redeemed

Use of Proceeds:	The net proceeds from the sale of the Notes will be used for general corporate purposes

CUSIP / ISIN:	11271L AQ5 / US11271LAQ59

Joint Book-Running Managers[1]:	BofA Securities, Inc. Citigroup Global Markets Inc.

Co-Managers:	[●]

[1]	This offering will be made in Canada by Merrill Lynch Canada Inc., a broker-dealer affiliate of BofA Securities, Inc., and Citigroup Global Markets Canada Inc., a broker-dealer affiliate of Citigroup Global Markets Inc.

Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes hereunder may be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their own advisors.

The Notes will be issued as a separate series of debt securities under a thirteenth supplemental indenture to be dated as of the date of the issuance of the Notes (the “Thirteenth Supplemental Indenture”) to the base indenture dated as of June 2, 2016 (the “Base Indenture”) (together with the Thirteenth Supplemental Indenture, the “Indenture”), between Brookfield Finance Inc., Brookfield Corporation, as guarantor, and Computershare Trust Company of Canada, as trustee. The foregoing is a summary of certain of the material attributes and characteristics of the Notes, which does not purport to be complete and is qualified in its entirety by reference to the Indenture.

No PRIIPs or UK PRIIPs key information document (KID) has been prepared as European Economic Area or UK retail investors are not targeted.

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